SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FortuNet, Inc.

(Name of Subject Company)

FortuNet, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34969Q100

(CUSIP Number of Class of Securities)

Harlan Goodson

Member, Special Committee of the Board of Directors

FortuNet, Inc.

2950 South Highland Drive, Suite C

Las Vegas, Nevada 89109

(702) 796-9090

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Timothy J. Harris

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 813-5600

Fax: (650) 494-0792

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed on January 27, 2010 with the Securities and Exchange Commission (the “SEC”) by FortuNet, Inc., a Nevada corporation (the “Company”), relating to the offer made by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), through its wholly owned subsidiary, YI Acquisition Corp., a Nevada corporation (“YI Acquisition”) (the Gaming Trust and YI Acquisition are collectively referred to herein as the “Trust”) disclosed in a combined Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement each filed with the SEC on January 15, 2010, as amended by Amendments No. 1, 2 and 3 filed with the SEC on January 29, 2010, February 16, 2010 and February 18, 2010, respectively, to purchase all outstanding shares of Common Stock (other than those shares held by the Trust) at a price of $2.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.

Item 8. Additional Information.

Item 8 is hereby revised and supplemented by adding the following information:

The Offer expired at midnight, New York City time, on Wednesday, February 17, 2010. The Company has been informed by the Trust that the Trust will purchase all of the shares of Common Stock validly tendered in response to its Offer. The Trust has advised the Company that as of the expiration of the Offer, a total of 2,016,161 shares of Common Stock had been tendered, which includes 27,778 shares subject to guaranteed delivery, and represents approximately 72% of the outstanding shares not owned by the Trust and, together with the shares already beneficially owned by the Trust, approximately 93% of the 11,054,011 outstanding shares of the Company’s common stock, and that all shares validly tendered and not withdrawn have been accepted for purchase.

The Trust has further advised the Company that after it completes its purchase of the tendered shares, it will implement a “short form” merger in which the Company will become a wholly owned subsidiary of the Trust. In the merger, all shares held by the remaining public shareholders of the Company will be cancelled and, subject to the stockholders’ rights to exercise statutory dissenters’ rights, converted into the right to receive $2.25 per share in cash, without interest.

The Trust has stated that it expects to complete the merger promptly upon clearance of any gaming regulatory approvals. Following the merger, the Company’s shares will cease to be traded on the NASDAQ Capital Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010

FortuNet, Inc.

By:	/s/ Harlan Goodson
Name: Harlan Goodson
Title: Member, Special Committee of the Board of Directors

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